As filed with the Securities and Exchange Commission on March 15, 2002
                                                      Registration No. 333-82016


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No 1 to

                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Computerized Thermal Imaging, Inc.
             (Exact name of registrant as specified in its charter)

           Nevada                                               87-0458721
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                            Identification Number)

            Two Centerpointe Drive, Suite 450, Lake Oswego, OR 97035
                                 (503) 594-1210
   (Address,        including zip code, and telephone number, including area
                    code, of registrant's principal executive offices)

                    Bernard J. Brady, Chief Financial Officer
            Two Centerpointe Drive, Suite 450, Lake Oswego, OR 97035
                                 (503) 594-1210
   (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                 WITH A COPY TO:
                         Michael McArthur-Phillips, Esq.
                            Davis Wright Tremaine LLP
                                   23rd Floor
                             1300 S.W. Fifth Avenue
                             Portland, Oregon, 97201
                                 (503) 241-2300

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement has been declared effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                             Proposed
                                              Maximum     Proposed Maximum

Title of Each Class of                       Offering        Aggregate
Registration Securities      Amount To Be    Price Per     Offering Price
to be Registered              Registered    Share (1)(2)       (1)(2)        Amount of Fee (5)
-----------------------      ------------   ------------   ---------------   -------------
Common Stock (3):             18,444,325 (4)   $ 1.20        $22,133,190       $ 5,290
-----------------------      ============   ============   ===============   =============

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(2) Based upon the average of the high and low prices reported on the American Stock Exchange January 30, 2002.

(3) Includes 45,000 shares issued previously, 4,722,223 shares issued or issuable in connection with a debenture financing, 638,750 shares issuable upon exercise of existing options, and up to 13,038,352 shares issuable in connection with an equity line financing.

(4) Pursuant to Rule 416, the number of shares registered hereby includes an indeterminate number of additional shares which may be issued upon the occurrence of certain events in accordance with the applicable anti-dilution provisions of the relevant documents.

(5)    Paid previously

                                 March 15, 2002.


                       COMPUTERIZED THERMAL IMAGING, INC.

                        18,444,325 SHARES OF COMMON STOCK

         This Prospectus relates to the resale of our common stock by selling shareholders listed on Page 17.


         Our common stock trades on the American Stock Exchange ("AMEX") under the trading symbol "CIO." On February 28, 2002, the closing bid price for our common stock as reported on the AMEX was $1.38 per share.


         Our common stock is speculative and involves a high degree of risk. You should carefully read and consider our discussion of risk factors beginning on page 8 before making an investment decision.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

Cautionary Statement..........................................................2
Available Information.........................................................2
Information About Forward-Looking Statements..................................3
Summary of Information in the Prospectus......................................4
The Company...................................................................4
The Offering..................................................................8
Risk Factors..................................................................8
Use of Proceeds..............................................................10
Price Range of Our Common Stock..............................................10
Description of Securities....................................................11
Certain Provisions of the Articles of Incorporation and Bylaws...............14
Plan of Distribution.........................................................15
Selling Shareholders.........................................................17
Legal Matters................................................................18
Experts......................................................................18
Material Changes.............................................................18
Information Incorporated into this Prospectus................................18

                                    ---------

                              CAUTIONARY STATEMENT

         You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide information different from what is contained in this Prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or of any sale of common stock.

                                    ---------

                              AVAILABLE INFORMATION

         We are subject to the reporting requirements of the Securities and Exchange Commission (the "Commission"). We file periodic reports, proxy statements, and other information with the Commission under the Securities Exchange Act of 1934. We will provide, without charge, to each person who receives a copy of this filing, upon written or oral request, a copy of any information that is incorporated by reference into this Prospectus (not including exhibits to the information that are incorporated by reference unless the exhibits are themselves specifically incorporated by reference). Requests should be directed to: Computerized Thermal Imaging, Inc., Attn: Investor Relations, Two Centerpointe Drive, Lake Oswego, OR 97035, voice: (503) 594-1210, fax: (503) 594-1215. Our Internet address is www.cti-net.com. The information contained on our web site, however, is not part of this document.

         We have filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the Commission in connection with the securities offered by this Prospectus. This Prospectus does not contain all of the information that is in the Registration Statement. For further information with respect to us, you may inspect without charge and copy our filings at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Information about the public reference room is available from the Commission by calling 1-800-SEC-0330.

         The Commission maintains a web site on the Internet that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. The Internet address of the site is www.sec.gov. Visitors to the site may access information by searching the EDGAR archives on this web site.

                                -------------

                  INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

         This Prospectus, and the documents incorporated by reference, contains forward-looking statements within the meaning of the Securities Act of 1933 and Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied. When used in this Prospectus, the words "expects", "anticipates," "intends," "plans," "may," "believes," "seeks," "estimates," and similar expressions generally identify forward-looking statements. All forward-looking statements included in this document are based on information available to the Company ("we", "us", "our", "CTI" and the "Company") on the date of this Prospectus. Except as otherwise required under federal and state securities laws, we assume no obligation to update any forward-looking statements.

                    SUMMARY OF INFORMATION IN THE PROSPECTUS

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION ABOUT US. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING OUR DISCUSSION OF RISK FACTORS AND THE FINANCIAL STATEMENTS FILED AS PART OF OUR ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 2001.

         We design, manufacture and market thermal imaging devices and services used for clinical diagnosis, pain management and non-destructive testing of industrial products and materials. We believe our devices and services generate unique or difficult to obtain data that is useful to health care providers in the detection and diagnosis of certain diseases and disorders. We also believe these systems are useful to industry as a tool for testing product quality.

         In January 2001, we began to shift our primary focus and resources from research and development to building and marketing proprietary products and services. We have established and developed, and continue to establish and develop, relationships with medical equipment dealers and distributors, physicians and clinical study sites. We also are increasing our internal manufacturing capabilities. We attend trade shows and sponsor clinics to introduce and demonstrate our pain management and breast imaging products. We continue to seek to enhance our products and develop new applications for existing products and to protect our intellectual property with patents and trademarks. To date, we have had limited operating revenues from the sale of our products and services.


         We are publicly traded on the American Stock Exchange under the symbol CIO. On February 28, 2002, we had 82,804,187 million shares of common stock outstanding; held by approximately 29,000 shareholders. In addition to common stock, we have approximately 15.8 million shares underlying warrants and options that remain unexercised. On a fully diluted basis, we have approximately 98.6 million common shares outstanding, 28.8% of which are beneficially owned by insiders and affiliates. Other than our wholly-owned subsidiary, Bales Scientific, Inc., we have no other interest in any other entity.


                                   ----------

                                   THE COMPANY

OUR PRODUCTS AND SERVICES

         Our imaging systems integrate standard third party hardware and our proprietary software and heat-sensing camera to produce, interpret, and catalogue thermal images. These systems provide medical professionals with information to assist in the evaluation of breast abnormalities and the management of chronic pain. They also permit non-destructive testing and inspection of industrial products like turbine blades.

         The Company has developed six significant proprietary technologies: (1) a climate-controlled examination unit to provide patient comfort and facilitate reproducible tests (the "Breast Cancer System 2100 TM"); (2) an imaging protocol that produces consistent results; (3) a statistical model that detects physiological irregularities; (4) infrared imaging and analysis hardware, including our proprietary heat-sensing camera (collectively, we refer to items 2-4 as the "Thermal Imaging Process"); (5) a system to treat pain and other symptoms of diabetes, carpal tunnel syndrome and reflex sympathetic dystrophy syndrome (the "Photonic Stimulator"); and (6) a system for non-destructive testing and examination of turbine blades and other industrial components, including composite materials and metals (the "Turbine Blade Inspection System").

         Our Breast Cancer System, which uses the Thermal Imaging Process technology, provides a non-invasive, painless adjunct to mammography for the evaluation of breast lesions. The Breast Cancer System tests suspicious breast tissue by first cooling the breast and then monitoring the rate at which the breast reheats. Malignant tissue, because it is more vascular (has more blood flowing to and through it) than benign tissue, reheats more quickly than the normal tissue surrounding it. Our software provides a color coded thermal image of the breast for interpretation and clinical decision making.

         Mammography and other imaging methods capture a snapshot of structure at a moment in time, but do not provide information about the behavior of the structures exposed. While mammography may detect the presence of an abnormality in the breast, a biopsy is required to determine whether the abnormality is malignant. We believe our technology provides images that expose the behavior of structures and provide health professionals a tool for discriminating between cases requiring invasive biopsy and those that do not. We believe the Breast Cancer System can provide physiological data and reduce the number of biopsies, 80% of which have benign findings, while offering patients, physicians, health care institution and payers the following additional advantages:

         o For the patient - fast, painless and non-invasive diagnostic procedure

         o For the physician - earlier diagnosis of disease and chronic conditions and assistance in providing more cost-effective treatment options

         o For the health care institution - procedure duration comparable to other diagnostic modalities, taking approximately 10 minutes, involving no hazardous radiation and providing immediate digital images to assist in diagnosis

         o    For the payer - significant reduction in cost

         Our Thermal Imaging Process provides continuous information streams and measures changes in temperature over time. By measuring both absolute temperature and changes in temperature over time and comparing that data to empirical information, our systems generate data that indicate the presence of characteristics that indicate certain conditions, e.g., the presence of abnormal or cancerous tissue, casting defects, adhesion failures.

         The Thermal Imaging Process is used by physicians to take a thermal image of the body and to evaluate temperature differences in order to locate sources of pain and test the effect of treatment. The Photonic Stimulator is used to treat pain and other symptoms of diabetes, carpal tunnel syndrome and reflex sympathetic dystrophy syndrome.

         The Turbine Blade Inspection System provides customers an effective, cost-efficient quality assurance tool. Our system reduces turbine blade test time approximately 90 percent compared to other methods. Using techniques similar to our Breast Cancer System, our technology meets industrial requirements for non-destructive testing and examination of turbine blades and other industrial components, composite materials, and metals. Our automated infrared inspection system thermally stresses the component, collects a series of images, and analyzes them to determine the presence or absence of characteristics determined to correlate with certain manufacturing and usage-induced defects. The analysis identifies defects, abnormalities and flaws in the test material. This system can identify blockages in cooling holes as small as the diameter of a human hair.

PATENTS AND TRADEMARKS


         As we emerge from the product development stage, we anticipate that we will increasingly rely upon formal patent protection for our intellectual property and products. As of February 28, 2002, we have the following patents or patent applications pending before the United States Patent and Trademark
Office:


         o Patent No. 5,999,842, dated December 7, 1999, acquired by assignment from TRW on a Functional Thermal Imaging Apparatus (our Breast Cancer System Patient Positioning Table).

         o Patent No. 6,157,854, dated December 5, 2000, covering techniques designed to reduce or eliminate pain by the application of infrared therapy while monitoring the process as it is being conducted. The techniques involve the use of our Photonic Stimulator to apply infrared energy to a patient while using the Thermal Image Processor to monitor the patient's response to the therapy.

         o Patent application (Serial No. 60/105,147, dated October 21, 1998) for an algorithm used to analyze imaging data collected through our Breast Cancer System.

         o Patent application (Serial No. 09/487,465, dated January 13, 2000) for photo irradiation treatment monitored by thermal imaging.

         o Patent application (Serial No. 60/339,725, dated November 1, 2001) for a turbine component inspection system, emphasizing the system's integration and ability to deliver precise thermal stimuli independent of the overall inspection cycle.

         o Patent application (Serial No. 60/339,765, dated November 1, 2001) for a heat exchanger for turbine component inspection system covering an improved convective heat exchanger design for use in the turbine component inspection system.

         o Patent application (Serial No. 60/339,724, dated November 1, 2001) for an infrared imaging arrangement for the turbine component inspection system covering the overall fixture and infrared imager arrangement.

         o    Patent application (Serial No. 10/006,441, dated November 21,
              2001) for software providing operator assistance during the use of an automated infrared inspection system for the inspection of turbine components.

         o    Patent application (Serial No. 10/006,436, dated November 21,
              2001) for software performing automated analysis of the thermal response of a turbine component to application of thermal stimuli by an infrared inspection system.

         We expect that other technologies or components of our products will warrant patent protection in the future.

REGULATORY (FDA) PROCESS - BREAST CANCER SYSTEM

         Our Breast Cancer System, Thermal Imaging Process and Photonic Stimulator qualify as medical devices under federal law because they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease but do not interact chemically with the body. Typically, low risk devices substantially similar to approved products already on the market, generally described as Class I or Class II devices, obtain U.S. Food and Drug Administration ("FDA") clearance by the agency's pre-market notification, known as a 510(k) filing. Instruments that entail significant risk, generally described as Class III devices, require manufacturers to submit a Pre-Market Application ("PMA") to the FDA. A PMA typically contains significant clinical testing, manufacturing and other data, all of which are scrutinized by the FDA to demonstrate the product's safety, reliability and effectiveness.

         It is not clear whether our products require a PMA or whether they would qualify as a Class I or II device. We have chosen to pursue FDA approval for our Breast Cancer System through the PMA process, however, because such approval will allow us to reference medical efficacy claims in connection with marketing our Breast Cancer System. We also believe that FDA approval will improve physician acceptance of our systems and help us obtain designation of insurance reimbursement codes.

         We submitted our PMA in five modules. We submitted the fifth module, an evaluation of our clinical studies, on June 15, 2001. The FDA is performing the in-depth scientific, regulatory and manufacturing reviews and inquiries required by its procedures. After the FDA staff completes its work, the PMA will be subjected to an advisory panel for review and recommendation. After the FDA receives the advisory panel recommendation, it will issue a decision.

CONTACTING US

         Our web site is www.cti-net.com. However, the information contained on our web site is not part of this Prospectus. Our principal executive offices are located at: Computerized Thermal Imaging, Inc., Two Centerpointe Drive, Suite 450, Lake Oswego, OR 97035, voice: (503) 594-1210, fax: (503) 594-1215.

                                  THE OFFERING


Common stock outstanding................................82,804,187 shares (1)


Common stock to be offered
  by our selling stockholders...........................18,444,325 shares (2)

  -----------------------------------------------------------------------------


(1) Includes shares of common stock outstanding as of February 28, 2002, but does not include approximately 15.8 million shares underlying any fully vested and outstanding options and warrants.


(2) Includes: (i) 45,000 shares issued and outstanding; (ii) 4,722,223 shares issuable under a convertible debenture financing we entered into on December 31, 2001; (iii) 638,750 shares issuable upon exercise of outstanding options; and (iv) up to 13,038,352 shares to be subsequently issued under a Private Equity Credit Line we entered into on December 31, 2001 (the "Equity Line").

THE MARKET FOR OUR COMMON STOCK

         Our common stock trades on the American Stock Exchange under the symbol CIO.

                                  RISK FACTORS

WE ARE SUBJECT TO GOVERNMENT REGULATION.

         Our Breast Cancer System is presently under review with the FDA. There is no assurance that we will receive FDA approval. Failure to secure FDA approval would materially reduce or eliminate the market for our Breast Cancer System and, thereby, materially reduce the chances that we would be profitable.

WE HAVE LIMITED REVENUES FROM OPERATIONS AND MAY NEVER HAVE SUBSTANTIAL REVENUE FROM OPERATIONS.

         Since inception, we have engaged in research and development activities. With limited exceptions, our products have not been used in commercial applications and there is no assurance that the market will accept our products. Without such acceptance, it is unlikely we will ever be profitable.

WE EXPECT TO CONTINUE TO INCUR LOSSES, DEFICITS, AND DEFICIENCIES IN LIQUIDITY THAT COULD IMPAIR OUR ABILITY TO GROW.

         We must develop clinical applications, obtain regulatory approvals and market our products in order to become profitable. There is no assurance that we will be able to accomplish this. We have incurred substantial losses in the past and expect to continue to incur losses, deficits and deficiencies in liquidity due to the significant costs associated with the continuing development and commercialization of our products.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL IN ORDER TO FUND OPERATIONS IN THE FORESEEABLE FUTURE.

         Until our operating results improve, we will have to rely on outside financing to fund our business. We expect that we will use a combination of equity and debt securities and instruments in order to secure additional funding. The sale of equity securities could dilute our existing shareholders and borrowings from third parties could result in assets being pledged as collateral and loan terms that could restrict our operations. There is no assurance that capital will be available from any source or, if available, upon acceptable terms and conditions.

THE MARKET PRICE OF OUR SHARES IS VOLATILE.

         The market price of our stock may continue to experience wide fluctuations, as it has in the recent past, which could be unrelated to our financial and operating results. Such volatility could result in a material loss in the value of your investment in our shares.

WE COULD ISSUE PREFERRED STOCK AND THIS COULD HARM YOUR INTERESTS.

         We have authorized 3.0 million shares of preferred stock, par value $5.00 per share, none of which are outstanding. The preferred stock, if issued, could have preferential voting, dividend and liquidation rights which adversely affect the rights of our common shareholders. Our authority to issue preferred stock without shareholder approval could discourage potential takeover attempts and could delay or prevent a change in control through merger, tender offer, proxy contest or otherwise by making such attempts more difficult and costly. The inability for a third party to enter into such a transaction may reduce the value of our shares.

WE RELY ON THIRD PARTIES TO HELP DEVELOP AND MANUFACTURE OUR PRODUCTS. IF THEY FAIL TO PERFORM, FDA APPROVALS, PRODUCT DEVELOPMENT, AND/OR PRODUCTION COULD BE SUBSTANTIALLY DELAYED.

         We depend upon third parties to assist in with clinical studies, product development and the manufacture of our products. Our products are highly specialized and have component parts developed and manufactured according to unique specifications. Although there may be more than one developer or manufacturer for these components, failure to develop or manufacture in a timely manner could result in a loss of business and further result in substantial delays in FDA approvals and/or commercialization of our products.

IF WE WERE UNSUCCESSFUL IN PREVENTING OTHERS FROM USING OUR INTELLECTUAL PROPERTY, WE WOULD LOSE A COMPETITIVE ADVANTAGE.

         Our success will depend, in part, on our ability to use and prevent others from using our trademarks and other intellectual property. We currently hold two patents and have submitted seven patent applications. There can be no assurance that the steps we have taken to protect our property will protect our rights. Defense of our intellectual property could be expensive and time consuming, and parties that misappropriate our intellectual property could have significantly more financial resources than the Company, making it financially impossible to protect our rights.

WE DO NOT HAVE PRODUCT LIABILITY INSURANCE.

         The manufacture and sale of medical imaging systems may entail significant risk of product liability claims. There can be no assurance that we can obtain insurance coverage with limits adequate to protect us from any liability that might arise in connection with the sale of our products. Without such insurance, we may have to pay claims with Company funds, thereby making it impossible to maintain operations.

                                 USE OF PROCEEDS

         We will not receive any proceeds upon the sale by shareholders of common stock covered by this Prospectus. If all of the warrants and options are exercised and all of the shares of common stock covered by the Equity Line are sold following the effective date of this Prospectus, the net proceeds to us will be approximately $21 million after deducting offering expenses. We will use such proceeds: (a) for general corporate purposes, including the payment of ongoing operating expenses; (b) for product development and additional clinical studies of our Breast Cancer System and pain management products; (c) for marketing and technology acquisition expenses; and (d) to retire up to $2.5 million in junior convertible subordinated debt and interest thereon. We will pay for the cost of registering the shares of common stock in this offering.

                         PRICE RANGE OF OUR COMMON STOCK

         Our common stock trades on the American Stock Exchange under the trading symbol CIO. The table summarizes quarterly low and high bid prices per share for our common stock.

             Fiscal year ended June 30, 2000              Low Bid     High Bid
             --------------------------------------     ---------    ---------
             First Quarter                                 $ 0.63       $ 1.45
             Second Quarter                                $ 1.40       $ 5.03
             Third Quarter                                 $ 3.00      $ 19.97
             Fourth Quarter                                $ 5.38      $ 13.75

             Fiscal year ended June 30, 2001
             --------------------------------------
             First Quarter                                 $ 3.00       $ 9.44
             Second Quarter                                $ 1.13       $ 5.03
             Third Quarter                                 $ 1.63       $ 3.94
             Fourth Quarter                                $ 1.95       $ 5.74

             Fiscal year ended June 30, 2002
             --------------------------------------

             First Quarter                                 $ 1.85       $ 4.05
             Second Quarter                                $ 1.28       $ 2.40
             January 1 - February 28                       $ 0.82       $ 1.62

         On February 28, 2002, the closing price of our common stock as reported on the AMEX was $1.38 per share. On February 28, 2002, we had approximately 29,000 beneficial shareholders of our common stock and 82,804,187 shares of our common stock outstanding.


                            DESCRIPTION OF SECURITIES


         Under our Articles of Incorporation ("Articles"), we are authorized to issue a total of 203,000,000 shares, of which 200,000,000 shares are common stock, par value $0.001 per share (the "Common Stock") and 3,000,000 shares are preferred stock (the "Preferred Stock"). As of February 28, 2002, there were 82,804,187 shares of Common Stock issued and outstanding. No shares of Preferred Stock are issued or outstanding.


         The following description of certain matters relating to the Common Stock, the Preferred Stock, and Options is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws.

COMMON STOCK

         Common shareholders are entitled to one vote per share on all matters submitted to a shareholder vote. In addition, shareholder are entitled to receive ratably dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore, subject to the payment of preferential dividends with respect to any shares of the preferred stock that may be outstanding. In the event of dissolution, liquidation or winding up, common shareholders are entitled to share ratably in all assets remaining after payment of all our liabilities, subject to the primary distribution rights of the holders of any shares of preferred stock that may be outstanding at that time.

PREEMPTIVE RIGHTS

         Pursuant to Title 7, Chapter 79 of the Nevada Revised Statutes, shareholders of corporations organized before October 1, 1991, with certain limited exceptions set out in the statute, have preemptive rights to acquire unissued shares, treasury shares or securities convertible into such shares, being offered for sale, except to the extent limited or denied by the corporation's Articles of Incorporation. Prior to October 1, 1991, among other circumstances, preemptive rights did not exist with respect to (i) shares issued to our directors, officers or employees pursuant to a vote of the shareholders, or pursuant to a plan authorized by the shareholders, (ii) shares sold for a consideration other than cash, and (iii) shares issued at the same time that the shareholder who claims a preemptive right acquired his shares. We were incorporated on June 10, 1987, and prior to March 16, 1998, our Articles did not provide for any limitation with respect to preemptive rights. In the various offerings of our securities, we did not offer to our existing shareholders preemptive rights to acquire any of the securities so offered other than to persons in exchange for services rendered. The applicable remedy, if any, for our failure to offer to our shareholders the preemptive rights is not certain after the passage of time and Common Stock price fluctuations. Under Nevada law, the preemptive right is only an opportunity to acquire shares upon such terms as the Board of Directors fixes for the purpose of providing a fair and reasonable opportunity for the exercise of such right. If a shareholder were to timely demand preemptive rights for a particular non-excepted prior sale, we might be required to sell additional shares of Common Stock to the complaining shareholder at previously offered prices to enable a shareholder exercising such rights to maintain his ownership percentage for prior sales that would affect preemptive rights. To the extent that any shareholders were entitled to the right to purchase shares of Common Stock upon the exercise of any such preemptive rights, we plan to allow any such requesting shareholder the right to purchase his pro rata amount of such shares at the same price per share to which he would have been entitled if such preemptive rights had been offered in conformity with Nevada law. Any such offering of preemptive rights will be in conformity with the Securities Act and the various states where any such shareholders may be located. If any shareholders were to exercise their preemptive rights within the applicable statute of limitations for any sale of securities which carried a preemptive right prior to March 16, 1998, the percentage interests of investors may be diluted by any such sales of additional securities and the contributions to us from such sales, if required to be offered at the price of previous issuances and if such price is below the current market value, could result in contributions to us at a per share contribution less than the current market value. We cannot speculate whether any shareholders would elect such preemptive rights, if the statute of limitations has not barred such rights, or how much additional capital would be raised or how many shares would be issued or whether other remedies would be available. As of the date of this Prospectus, we are not aware of any shareholder who intends to make any claim with respect to our failure to offer any such preemptive rights. On February 4, 1998, a majority of our shareholders voted to amend the Articles to deny preemptive rights with respect to each new issuance of shares of Common Stock. However, the amendment to the Articles will have no effect with respect to preemptive rights that may have existed for certain sales of Common Stock prior to such amendment.

CUMULATIVE VOTING RIGHTS

         Common shareholders do not have cumulative voting rights. Accordingly, holders of more than 50 percent of the issued and outstanding shares of common stock voting for the election of directors can elect all of the directors if they choose to do so, and in such event, the holders of the remaining shares of common stock voting for the election of the directors will be unable to elect any person or persons to the Board of Directors.

PREFERRED STOCK

         We are authorized to issue up to 3,000,000 shares of Preferred Stock in one or more series, to establish the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights which may be superior to the Common Stock. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The Board of Directors does not currently intend to seek shareholder approval prior to any issuance of authorized, but unissued stock, unless required by law. As of the date of this Prospectus, there are no shares of the Preferred Stock issued and outstanding.

OPTIONS

         EMPLOYEE OPTIONS. Messrs. John Ott, David Alles, and Brian Dalio are employees of the Company and were granted options during May 2000 to purchase 563,750 shares of Common Stock in the aggregate at prices between $1.50 to $3.50. As of December 31, 2001, 302,500 of these options were vested and exercisable.

         CONTRACTOR OPTIONS. Messrs. Harry Register MD., Lawrence Lemak, M.D., John Shearer, M.D., and Dean Clark, D.C., are contractors or consultants to the Company and have been granted options since June 30, 2001, to purchase 75,000 shares of Common Stock in the aggregate at prices between $1.55 and $1.95. As of December 31, 2001, 50,000 of these options were vested and exercisable.

         The resale of 563,750 shares of Common Stock underlying the Employee Options, and 75,000 shares of Common Stock underlying the Contractor / Consultant Options (collectively, the "Resale Options") are being registered hereby pursuant to registration rights granted to the holders thereof.

WARRANTS AND CONVERTIBLE DEBENTURES

         BEACH BOULEVARD WARRANTS. On December 31, 2001, we concluded a financing with Beach Boulevard, LLC, in which we issued a convertible debenture in the amount of $2.5 million (the "Debenture Offering"). In connection with the Debenture Offering, we will issue up to 4,201,390 shares of common stock upon conversion of the debenture and otherwise under the debenture acquisition agreements. We also issued a warrant to purchase 260,417 shares of Common Stock. These warrants are exercisable at $2.03 a share and expire December 31, 2004. Pursuant to a registration rights agreement entered into in connection with the Debenture Offering, we are required to register 200% of the shares of Common Stock which may be acquired upon exercise of the warrant, or 520,833 shares.

         In connection with the Equity Line, we issued a warrant to purchase 641,026 shares of Common Stock. These warrants are exercisable at $1.95 a share, are callable if certain conditions are met, and are exercisable, unless called, between April 1, 2002 and April 1, 2007. Pursuant to a Registration Rights Agreement entered into in connection with the Equity Line, we are required to register 112% of the shares of Common Stock that may be acquired upon exercise of the warrant, or 717,949 shares.

         ROTH WARRANTS. We retained Roth Capital Partners, LLC to provide financial advice in connection with the Debenture Offering and Equity Line. As partial compensation for these services, we issued to Roth a warrant to purchase 100,000 shares of Common Stock at an exercise price of $1.87. These were issued January 2, 2002 and will expire January 2, 2007.

         CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

GENERAL

         A number of provisions of our Articles of Incorporation ("Articles") and Bylaws ("Bylaws") concern matters of corporate governance and the rights of shareholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the ability of the Board of Directors to issue the Preferred Stock without further shareholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by the shareholders, even if such removal or assumption would be beneficial to our shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of the shareholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect our interests and those of our shareholders.

MEETINGS OF SHAREHOLDERS

         Our Bylaws provide that a special meeting of the shareholders may be called by the Chairman of the Board, the President, the Board of Directors, or the holders of not less than 10 percent of the outstanding shares of our capital stock entitled to vote at such a meeting unless otherwise required by law. Our Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at the special meeting.

AMENDMENT OF BYLAWS

         The Bylaws provide that the Bylaws may be altered, amended or repealed by the Board of Directors or our shareholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors present at such meeting.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

         One effect of having authorized but unissued capital stock may be to enable the Board of Directors to render more difficult, or to discourage, an attempt to obtain control of us by means of a tender offer, proxy contest or otherwise, and thereby protect the continuity of the our management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors determines that a takeover proposal is not in the best interests of the Company or its shareholders, such shares could be issued by the Board of Directors without shareholder approval in one or more private or public offerings or other transactions that might prevent or render more difficult or costly the completion of the proposed takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group, by creating a substantial voting block of institutional or other investors that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. In this regard, our Articles grant the Board of Directors broad power to establish the rights and preferences of the authorized, but unissued Preferred Stock, one or more series of which would be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover.

                              PLAN OF DISTRIBUTION

         This Prospectus relates to the aggregate resale of 18,444,325 shares of Common Stock that may be sold by the selling shareholders. The shares of Common Stock to be resold include: (i) 45,000 shares issued and outstanding; (ii) 4,722,223 shares issued or issuable in connection with the Debenture Offering;
(iii) 638,750 shares issuable upon exercise of existing options; and (iv) up to 13,038,352 shares to be issued under the Equity Line and subsequently resold by the shareholders under this Prospectus.

         The selling shareholders and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. There is no assurance that the selling shareholders will sell any or all of the Common Stock in this offering. The selling shareholders may use any one or more of the following methods when selling shares:

         o Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers.
         o Block trades in which the broker-dealer will attempt to sell the shares as an agent but may position and resell a portion of the block as principal to facilitate the transaction.
         o Purchases by a broker-dealer as principal and resale by the broker-dealer for its own account.
         o An exchange distribution following the rules of the applicable exchange
         o    Privately negotiated transactions.
         o    Short sales or sales of shares not previously owned by the seller.
         o Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share. o
         A combination of any such methods of sale. o Any other lawful method.

The selling shareholders may also engage in:

         o Short selling against the box, which is making a short sale when the seller already owns the shares.
         o Buying puts, which is a contract whereby the person buying the contract may sell shares at a specified price by a specified date.
         o Selling calls, which is a contract giving the person buying the contract the right to buy shares at a specified price by a specified date.
         o Selling under Rule 144 under the Securities Act, if available, rather than under this Prospectus.
         o Other transactions in our securities, or in derivatives of our securities, and the subsequent sale or delivery of shares by the shareholder.
         o Pledging shares to their brokers under the margin provisions of customer agreements. If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated.

         If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commission from the purchaser in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling shareholders and any broker-dealers or agents involved in selling the shares of common stock issuable in connection with the Debenture Offering may be considered to be "underwriters" within the meaning of the Securities Act for such sales. The selling shareholders of any broker-dealer or agent involved in selling the shares of common stock issuable in connection with the Equity Line are considered to be "underwriters" within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

         We pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the Common Stock in this offering.

         If we are notified by a selling shareholder that they have a material arrangement with a broker-dealer for the resale of Common Stock, then we would be required to amend the Registration Statement of which this Prospectus is a part, and file a prospectus supplement to describe the agreements between the selling shareholder and the broker-dealer.

                              SELLING SHAREHOLDERS

         The following table describes certain information with respect to the resale of Common Stock by Selling Shareholders as described in this Prospectus. We will not receive any proceeds from the resale of Common Stock by the Selling Shareholders. However, we will receive proceeds, if any, from the sale of stock under the Equity Line and upon the exercise of the Resale Options and Resale Warrants (to the extent such warrants are not exercised under the cashless exercise provisions of the warrants).


    RESALE BY SELLING SHAREHOLDERS OF SHARES CURRENTLY OUTSTANDING ("S") AND
   SHARES UNDERLYING OUTSTANDING RESALE WARRANTS (W) AND RESALE OPTIONS ("O")


The following table sets forth the shares of common stock beneficially owned by the shareholder prior to the offering contemplated by this Prospectus, the number of shares of common stock each selling shareholder may sell under the Prospectus and the number of shares of common stock each selling shareholder would beneficially own if all such shares are sold. The number of shares beneficially owned includes shares that may be acquired upon exercise of outstanding options and warrants and conversion of outstanding convertible securities within sixty days from the date of this Prospectus.

                                        Shares                       Shares
                                     Beneficially                 Beneficially
                                     Owned Before     Amount      Owned after
Shareholder                           Resale (1)    Offered (2)       Resale     Percent (3)
----------------------------------   ------------   -----------   ------------   -----------
Ott, John M. (O)                         400,000       273,334        126,666           *
Alles, David J. (O)                      200,000       136,666         63,334           *
Dalio, Brian A. (O)                      225,000       153,750         71,250           *
Geilmann, Milton R. (S)(4)                45,000        10,000         35,000           *
Pratley, Brent M. (S)(4)                  41,125        20,000         21,125           *
Aderholt, Harry C. (S)(4)                180,500        10,000        170,500           *
Roberts, Paul (S)                          5,000         5,000              0           *
Lemak, Lawrence (O)                       30,000        30,000              0           *
Shearer, John (O)                         10,000        10,000              0           *
Clark, Dean (O)                           25,000        25,000              0           *
Register, Harry (O)                       10,000        10,000              0           *

Beach Boulevard, L.L.C. (5)           17,660,575    17,660,575              0         17.58%

Roth Capital Partners, LLC (W)           100,000       100,000              0           *

----------------------
* Less than one percent.


(1) Shares Beneficially Owned Before Resale include shares of Common Stock underlying outstanding Resale Options ("O") and Resale Warrants ("W"). For purposes of this table, ownership of Shares Currently Outstanding ("S") is calculated based on the record number of outstanding shares believed to be held by such person as of February 28, 2002. For purposes of this table, ownership of Resale Options ("O") is based on the actual number of shares of Common Stock underlying the referenced class of securities owned by such person as of February 28, 2002. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities.
(2) Shares offered include Shares Currently Outstanding ("S") subject to the restrictions of the Securities Act and held by the Selling Shareholder and shares of Common Stock underlying outstanding Resale Options ("O").

(3) Percentage based on the number of shares of Common Stock outstanding as of December 31, 2001, without regard to beneficial ownership as may be calculated under Rule 13d-3 of the Exchange Act.
(4)  Denotes that Selling Shareholder is an officer and/or director.
(5) Includes up to 13,038,352 shares of Common Stock that may be issued under the Equity Line and 4,722,223 shares of Common Stock that may be issued in connection with the Debenture Offering. The selling shareholder may not convert its debentures or exercise its warrants, and the Company may not require the selling shareholder to acquire shares of common stock under the Equity Line, if such conversion, exercise or acquisition would cause such shareholder's beneficial ownership of the Company's common stock (excluding shares underlying any of the selling shareholder's unconverted debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of the Company's common stock. The Company's right to require the selling shareholder to acquire shares of common stock under the Equity Line also is limited by other factors, which may cause the actual number of shares to be issued to the selling shareholder under the Equity Line to be less than the number of shares shown above. The number of shares shown to be beneficially owned by the shareholder also includes the number of shares of common stock which would be issued upon conversion of the convertible debenture in payment of all accrued interest through its maturity date, which is more than 60 days from the date of this Prospectus. Therefore, although they are included in the table below, the number of shares of common stock which the selling shareholder is shown to beneficially own may include shares that are not subject to purchase during the 60-day period.


         A current prospectus must be in effect at the time of the sale of Common Stock to which this Prospectus relates. Any Selling Shareholder or dealer effecting a transaction in the registered securities, whether or not participating in a distribution, is required to deliver a prospectus. Unless otherwise exempted, the Selling Shareholders and their agents engaged in the resale of Common Stock may be deemed underwriters under the Securities Act.

                                  LEGAL MATTERS

         Certain legal matters relating to the issue and resale of the shares of Common Stock under the Prospectus will be passed upon by Davis Wright Tremaine LLP, of Portland, Oregon.

                                     EXPERTS

         The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The consolidated financial statements and schedules incorporated by reference into this Prospectus from the Company's Annual Report on Form 10-K for the year ended June 30, 2000, have been audited by HJ & Associates LLC, independent certified public accountants, to the extent and for the periods set forth in their reports appearing elsewhere herein. All such statements and schedules are included in reliance upon such reports given upon the authority of said firm as an expert in auditing and accounting.

                                MATERIAL CHANGES


         Except as described in our Form 10-Q for the quarter ended December 31, 2001 and the Form 8-K filed January 14, 2002, we have had no material changes since the filing of our Annual Report on Form 10-K for our fiscal year ended June 30, 2001.


                  INFORMATION INCORPORATED INTO THIS PROSPECTUS

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference into this prospectus the following documents or information filed with the SEC.

         1. The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001, as amended;


         2. The Company's Form 10-Q for the quarter ended December 31, 2001;


         3. The Company's Form 8-K filed on January 14, 2002; and

         4. All future filings by the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all securities offered under this Prospectus have been either sold or deregistered.

         You may request a copy of these filings at no cost by writing to us at:
Computerized Thermal Imaging, Inc., Two Centerpointe Drive, Suite 450, Lake Oswego, OR 97035, or by calling us at (503) 594-1210. We will not provide copies of exhibits to these filings unless the exhibits are specifically incorporated by reference into the body of the filing.

                                     PART II

                     Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. The expenses shall be paid by the Registrant. No expenses will be paid by the security holders.


    SEC Registration Fee........................  $5,290
    Printing and Engraving Expenses.............     500 *
    Legal Fees and Expenses.....................  25,000 *
    Accounting Fees and Expenses................  20,000 *
    Blue Sky Fees and Expenses..................       - *
    Transfer Agent Fees.........................     500 *
    Miscellaneous...............................   1,000 *
                                                ----------
          Total................................  $52,290 *
                                                ==========

                      * Estimated.

Item 15. Indemnification of Directors and Officers

         Our Articles of Incorporation do not specifically address indemnification of our directors and officers, except to make a general reference that the directors "may exercise all rights, powers, and privileges...conferred upon similar corporations organized under and by virtue of the laws of the State of Nevada". Sections 78.751 and 78.752 of the Nevada Revised Statutes permit a corporation to indemnify, among others, any officer or director against certain liabilities under specified circumstances, and to purchase and maintain insurance on behalf of its officers and directors.

         Consistent with the overall scope of Section 78.751 of the Nevada Revised Statutes, Article VI of our Bylaws, included in Exhibit 3.2 hereto and incorporated herein by reference, provides, in general, that any director or officer who is the subject of or a participant in a threatened, pending or completed legal action by reason of the fact that such individual is or was a director or officer shall be indemnified and held harmless by our from and against the consequences of such action if it is determined that he acted in good faith and reasonably believed: (i) his conduct was in our best interest;
(ii) in all other cases, that his conduct was not opposed to our best interests; and (iii) with respect to criminal proceedings, that he had no reasonable cause to believe his conduct was unlawful; provided that if it is determined that such person is liable to us or is found liable on the basis that personal benefit was improperly received by such person, the indemnification is limited to reasonable expenses actually incurred by such person in connection with the legal action and shall not be made in respect of any legal action in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to us. Any indemnification (unless ordered by a court of competent jurisdiction) shall be made by us only upon a determination that indemnification of such person is proper in the circumstances by virtue of the fact that it shall have been determined that such person has met the applicable standard of conduct.

         Our Bylaws also provide that reasonable expenses, including court costs and attorneys' fees, incurred by our officers and directors in connection with a covered legal action shall be paid by us at reasonable intervals in advance of the final disposition of such action, upon receipt by us of a written affirmation by such person of his good faith belief that he has met the standard of conduct necessary for indemnification, and a written undertaking by or on behalf of such person to repay the amount paid or reimbursed by us if it is ultimately determined that he is not entitled to be indemnified.

         Our Board of Directors may also authorize us to indemnify our employees or agents, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to our directors and officers. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.

         Our Bylaws also provide that we have the power and authority to purchase and maintain insurance or other arrangements on behalf of any director, officer, employee, or agent of our or any affiliate of the Company on similar terms as those described in Section 78.752 of the Nevada Revised Statutes. Our Articles of Incorporation relieve our directors from liability for monetary damages to the full extent permitted by Nevada law. Sections 78.751 and 78.752 of the General Corporation Law of the State of Nevada authorize a corporation to indemnify, among others, any officer or director against certain liabilities under specified circumstances, and to purchase and maintain insurance on behalf of its officers and directors.

Item 16. Exhibits
                                  EXHIBIT INDEX

         The following exhibits are filed, or were previously filed, as part of this Registration Statement:

         *      Incorporated herein by reference to Registration Statement Form
                SB-2 filed March 3, 1998, as subsequently amended.
         **     Filed herewith.
         ***    Incorporated by reference as noted.
         ****   Previously filed.
         -----------------------------------------------------------------------
         Exhibit No.       Identification of Exhibit
         ----------        -----------------------------------

         3(a)*             Articles of Incorporation filed 6/10/87

         3(b)*             Amendment to Articles of Incorporation filed 7/31/87

         3(c)*             Amendment to Articles of Incorporation filed 9/12/89

         3(d)*             Amendment to Articles of Incorporation filed 11/06/89

         3(e)*             Amendment to Articles of Incorporation filed 4/22/92

         3(f)*             Amendment to Articles of Incorporation dated 2/17/98

         3(g)*             Bylaws, as Amended 01/15/98

         4(a)*             Common Stock specimen

         4(b)*** Debenture (incorporated by reference to Form 8-K filed on January 14, 2002)

         4(c)*** Form of Warrant (Debenture) (incorporated by reference to Form 8-K filed on January 14, 2002)

         4(d)*** Form of Warrant (Equity Line) (incorporated by reference to Form 8-K filed on January 14, 2002)

         4(e)*** Registration Rights Agreement (Debenture) (incorporated by reference to Form 8-K filed on January 14, 2002)

         4(f)*** Registration Rights Agreement (Equity Line) (incorporated by reference to Form 8-K filed on January 14, 2002)

         5**               Legal Opinion of Davis Wright Tremaine LLP

         10(a)* Computerized Thermal Imaging, Inc. Employee Stock Option Agreement dated January 15, 1998 between the
                          Company and Richard V. Secord

         10(b)* Computerized Thermal Imaging, Inc. Employee Stock Option Agreement dated June 12, 1995 between the
                          Company and Richard V. Secord

         10(c)* Amendment to Employee Stock Option Agreement dated January 26, 1998 between the Company and Richard V. Secord

         10(d)* Clinical Trial Agreement dated February 14, 1998 between Thermal Medical Imaging, Inc. and Providence Hospital

         10(e)* Clinical Study of Examination of Breast for Identification of Suspicious Tissue Using Clinical Examination and Mammography With and Without the TMI Thermal Imaging System (Protocol for all clinical trial agreements)

         10(f)*** Bales Scientific, Inc. Acquisition documents incorporated by reference to Form 8-K dated April 18, 2000 and filed April 27, 2000 and Form 8-K/A dated April 18, 2000 and filed June 16, 2000

         10(g)*** Lease Agreement dated May 31, 2000 between Computerized Thermal Imaging, Inc. and St. Paul Properties, Inc. attached as Exhibit 10(aa) to Form 10-KSB for the year ended June 30, 2000


         10(h)****         Specimen Option agreement for Directors and
                           Consultants

         10(i)****         Specimen Option agreement for Ott/Alles/Dalio

         23(a)****         Consent of Counsel (included in Exhibit 5)

         23(b)**           Consent of Deloitte & Touche, LLP

         23(c)**           Consent of HJ & Associates, LLC

         24(a)****         Power of Attorney

         99*** Audit Committee Charter attached as Exhibit 99 to Form SB-2, Amendment No.9, filed June 6, 2000

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required in Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for purposes of determining any liability under the Securities Act, (i) the information omitted from the Prospectus filed as part of this Registration Statement, as permitted by Rule 430A of the Securities Act and to be contained in the form of Prospectus to be filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be incorporated by reference into this Registration Statement at the time it is declared effective, and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given the latest quarterly report it is specifically incorporated by reference in the prospectus to provide such interim financial information.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lake Oswego, State of Oregon, on March 15, 2002.

                                          COMPUTERIZED THERMAL IMAGING, INC.

                                             /s/  *
                                             -------------------------------
                                             Richard V. Secord, Chairman &
                                             Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

/s/ *                                                            March 15, 2002
-------------------------------
RICHARD V. SECORD
Chairman of the Board and Chief Executive
Officer

/s/ *                                                            March 15, 2002
-------------------------------
JOHN M. BRENNA
Director, President & Chief Operating Officer

/s/ *                                                            March 15, 2002
-------------------------------
BRENT M. PRATLEY, M.D.
Director

/s/ *                                                            March 15, 2002
-------------------------------
MILTON R. GEILMANN
Director

/s/ *                                                            March 15, 2002
-------------------------------
HARRY C. ADERHOLT
Director

/s/ *                                                            March 15, 2002
-------------------------------
ROBERT L. SIMMONS
Director

/s/ Bernard J. Brady                                             March 15, 2002
-------------------------------
BERNARD J. BRADY
Chief Financial Officer, Secretary
& Treasurer

* By /s/ Bernard J. Brady                                        March 15, 2002
-------------------------------
  Bernard J. Brady
  (Attorney-in-fact)